CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)


05008668

1st June 2005

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs/Madam,

Cathay Pacific Airways Limited: File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published today in The Standard for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED



David Fu
Deputy Company Secretary



DF/df
Encl.

c.c.: Mr. D. Andres Estay, Assistant Vice President, The Bank of New York (w/e, by fax: 001-1-212-571-3050)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

P:\Dorisfu - CPA\Letter\CPA6-5-General Correspondence.doc

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Announcement
Continuing Connected Transaction

CPLP has entered into the Agreement with Teleservices for the provision of the Services. As Teleservices is a connected person of the Company, the Agreement constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules and is subject to the reporting and announcement requirements under Rules 14A.45-47.

Agreement: Services Agreement dated 31st May 2005 (the "Agreement")

Parties: (a) CPLP
(b) Teleservices

Particulars

Pursuant to the Agreement, Teleservices will provide services (the "Services") to CPLP. The Services will comprise the provision of a service centre and handling of customer calls and related administration for the Company's frequent flyer and customer loyalty programmes.

The Agreement is effective from 1st June 2005 until 31st May 2008. Either party may terminate the Agreement by giving six months' prior notice.

In return for the Services, CPLP will pay to Teleservices a monthly charge based on cost plus a margin. Furthermore, Teleservices is paid additional margins upon the achievement of certain performance criteria and efficiency targets, and deductions will be imposed for underachievement. Payment will be made in cash from CPLP's internal resources within 45 days from the date of receipt of Teleservices' invoice.

The terms of the Agreement have been negotiated at an arm's length and the Directors estimate that the maximum aggregate annual value (the "Annual Cap") will not exceed HK$80 million for each year of its term. The Annual Cap has been determined by reference to the annual value of the Services of HK$53.8 million in 2002, HK$54.4 million in 2003 and HK$59.5 million in 2004 provided by Teleservices to CPLP, to which a cushion has been added to provide flexibility for possible changes in the level of Services associated with the growth in the Company's aircraft fleet (with 14 passenger aircraft under firm orders from 2005 to 2007) and passenger numbers (which recorded a 17% growth for the first quarter of 2005).

Reasons for, and benefits of, the Agreement

Teleservices has the necessary expertise and efficiency to provide the Services and the Agreement will enable CPLP to administer in a cost effective manner the Company's frequent flyer and customer loyalty programmes which are beneficial to the Company's business.

Connection between the parties

Teleservices is an indirect wholly owned subsidiary of PCCW Limited which indirectly holds 37% equity interest in the Company's subsidiary Abacus Distribution Systems (Hong Kong) Limited. Teleservices is therefore a connected person of the Company under the Listing Rules.

Compliance with Listing Rules

It is expected that the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the Agreement will, on an annual basis, be more than 0.1% but less than 2.5%. The Agreement is therefore subject to the reporting and announcement requirements under Rules 14A.45-47 of the Listing Rules, but does not require the approval of the Company's independent shareholders.

The Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules if the Annual Cap is exceeded, when the Agreement is renewed and when there is a material change to its terms.

Opinion of the Directors

The Directors, including the independent non-executive Directors, consider that the terms of the Agreement are fair and reasonable and in the interests of the Company and its shareholders as a whole and have been negotiated on an arm's length basis in the usual and ordinary course of business, on normal commercial terms and on terms no more favourable to Teleservices than those which the Company would offer to parties which are not connected persons (as defined under the Listing Rules) of the Company.

Directors

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, James Hughes-Hallett, Vernon Moore, David Turnbull, Raymond Yuen, Carl Yung and Zhang Xianlin; and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

Definitions

"Company"	Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services.
"CPLP"	Cathay Pacific Loyalty Programmes Limited, a wholly owned subsidiary of the Company, the principal activity of which is to manage frequent flyer and customer loyalty programmes for the Company.
"Teleservices"	PCCW Teleservices (Hong Kong) Limited, which is an indirect wholly owned subsidiary of PCCW Limited, and the principal activity of which is the provision of customer relationship management and customer contact management solutions and services.
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
Cathay Pacific Airways Limited
Margaret Yu
Company Secretary
Hong Kong, 31st May 2005


SWIRE


CATHAY PACIFIC